Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

Email: ir@lorusthera.com

susana@mcipr.com

TSX:

LOR

AMEX:

LRP

LORUS THERAPEUTICS REPORTS THIRD QUARTER RESULTS

FOR FISCAL YEAR 2006

TORONTO, CANADA – April 7, 2006 – Lorus Therapeutics Inc. (“Lorus”) today reported financial results for the three and nine-month periods ended February 28, 2006.  Unless specified otherwise, all amounts are in Canadian dollars.

DECEMBER 1, 2005 TO DATE HIGHLIGHTS

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In early December, Lorus announced positive findings in its clinical trial of GTI-2040 combined with cytarabine in patients with recurrent or refractory Acute Myeloid Leukemia (AML) sponsored by the National Cancer Institute (NCI).  These patients have few remaining treatment options and without novel therapies are candidates for bone marrow transplants. The clinical trial data presented showed complete responses in 44 per cent of patients 60 years of age or younger. Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed. Such patients usually have a very low expectation of complete response of approximately 10 to 20 per cent on salvage therapies such as high-dose cytarabine.

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Although clinical results from the Phase III trial of Virulizin® for the treatment of pancreatic cancer did not reach statistical significance in overall mean survival times, Lorus recently announced the observations of further exploratory analysis of the data from this trial.  This analysis showed survival benefit for a subgroup of patients who continued to receive Virulizin® after entering optional Stage 3 second-line therapy. Stage 3 patients are those who entered optional second-line therapy, and were offered Virulizin® / placebo plus 5-flurouracil, or Virulizin®/ Placebo alone, or best supportive care.

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Lorus announced publication of three research studies for its anticancer products, providing support for further development of Lorus’ lead small molecule program and two antisense drugs.  The publications discussed the following topics:

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Novel formulation developed for ML-series of small molecule compounds

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GTI-2501 preclinical data indicate a broad spectrum of anti-tumor activity

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GTI-2601 exhibits anti-tumor effects

“We have continued to focus our activities during the quarter on partnerships for our two most advanced drug candidates, GTI-2040 and Virulizin® while progressing the development of our small molecule program and the GTI-2040 Phase II clinical trial program supported by the US NCI,” said Dr. Jim Wright, president and CEO. “We are encouraged with the results during the quarter from our AML NCI sponsored GTI-2040 Phase II clinical trial and we look forward to more data from the remaining five NCI sponsored clinical trials throughout the calendar year.”

FINANCIAL RESULTS

Cash used in operating activities before changes in non-cash working capital was $2.7 million for the three-month period ended February 28, 2006, compared to $4.1 million in the prior period.  For the nine-month period ended February 28, 2006, cash used in operating activities before changes in non-cash working capital totaled $11.0 million compared with $14.2 million in the prior period.  The decrease during the quarter is primarily due to lower research and development expenditures due to the close of our Virulizin® Phase III clinical trial in July 2005 as well as lower general and administrative costs resulting from lower levels of staff following the November 2005 corporate changes and reduced legal, patent and consulting costs.

Net loss for the three months ended February 28, 2006, totaled $4.1 million ($0.02 per share) compared to a loss of $5.3 million ($0.03 per share) for the same period last year. For the nine-month period ended February 28, 2006, net loss totaled $14.9 million ($0.09 per share) compared to $17.5 million ($0.10 per share) for the comparable period last year.   The year to date decrease in net loss is due primarily to a reduction of $3.2 million in research and development expenses and a reduction of $200,000 in general and administrative expenses offset by higher interest expense of $496,000 and accretion expense of $373,000 associated with the debentures issued in fiscal 2005.

Research and development expenses for the three-month period ended February 28, 2006, decreased to $2.3 million compared to $3.2 million for the same period last year.  For the nine-month period ended February 28, 2006, research and development expenses decreased to $8.9 million compared to $12.1 million for the same period last year.  The decrease in research and development activities is the result of lower clinical trial costs for the now complete Phase III trial of Virulizin® in comparison to the prior year when the trial was fully enrolled and underway.  In addition, due to the corporate changes in November 2005, the number of personnel working on Virulizin® research and development activities has decreased.

General and administrative expenses for the three-month period ended February 28, 2006, decreased 39% to $909,000 compared with $1.5 million in the same period last year.  General and administrative expenses for the nine-month period ended February 28, 2006, decreased slightly to $3.6 million compared with $3.8 million in the same period last year.  The decrease in general and administrative costs during the quarter is the result of lower levels of staff following the November 2005 corporate changes as well as lower legal, patent and consulting costs compared with the prior year.  The reduction year to date is less significant due to severance costs of $468,000 resulting from corporate changes in November 2005.

Interest income for the three months ended February 28, 2006, was $85,000, compared with $116,000 for the same period last year. For the nine months ended February 28, 2006, interest income was $295,000 compared to $397,000 for the same period last year.  The decrease is attributable to a lower cash and short-term investment balance throughout fiscal 2006.

At February 28, 2006, Lorus had cash and cash equivalents and short-term investments totaling $10.3 million compared to $21.5 million at May 31, 2005.  Working capital was $7.4 million at February 28, 2006, compared to $18.5 million at May 31, 2005.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)
(amounts in 000's of Canadian Dollars)	Three months ended February 28,		Nine months ended February 28,
	2006	2005	2006	2005
REVENUE	$5	$3	$12	$6
EXPENSES	5	3
Cost of sales	1	-	2	1
Research and development	2,296	3,175	8,884	12,062
General and administrative	909	1,484	3,604	3,842
Stock-based compensation	400	341	1,105	1,202
Depreciation and amortization	130	128	390	379
Operating expenses	3,736	5,128	13,985	17,486
Interest expense on convertible debentures	224	96	631	135
Accretion in carrying value of convertible debentures	202	137	568	195
Amortization of deferred financing charges	23	32	62	51
Interest income	(85)	(116)	(295)	(397)
Loss for the period	4,095	5,274	14,939	17,464
Basic and diluted loss per common share	$0.02	$0.03	$0.09	$0.10
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	173,810	172,208	172,911	172,003

Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on Wednesday April 12, 2006.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trial assessment with a pipeline of eight clinical trials in phase II clinical trial programs and one recently completed phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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